UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Goodman Networks Incorporated

(Issuer)

Goodman Networks Services, LLC

Multiband Field Services, Incorporated

(Subsidiary Guarantors)

(Names of Applicant)

2801 Network Boulevard, Suite 300

Frisco, Texas 75034

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8.0% Senior Secured Notes due 2022	$112,500,000

Approximate date of proposed public offering: On, or as soon as practicable following, the Effective Date of the Plan of Reorganization

Name and Address of Agent for Service:

Anthony J. Rao

Goodman Networks Incorporated

Executive Vice President and General Counsel and Secretary

2801 Network Boulevard, Suite 300

Frisco, Texas 75034

(972) 406-9692

Copies to:
Greg R. Samuel Matthew L. Fry Haynes and Boone, LLP 2323 Victory Ave, Suite 700 Dallas, Texas 75219 (214) 651-5210	Paul D. Zier Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654 (312) 862-2180

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

GENERAL

ITEM 1.	GENERAL INFORMATION.

Applicant	Form of Organization	Jurisdiction of Organization
Goodman Networks Incorporated	Corporation	Texas
Goodman Networks Services, LLC	Limited Liability Company	Delaware
Multiband Field Services, Incorporated	Corporation	Delaware

Goodman Networks Incorporated is referred to herein as the “Issuer” or the “Company.” Goodman Networks Services, LLC and Multiband Field Services, Incorporated are herein collectively referred to as the “Subsidiary Guarantors,” and together with the Issuer, as the “Applicants.”

ITEM 2.	SECURITIES ACT EXEMPTION APPLICABLE.

Pursuant to the terms and subject to the conditions set forth in the Disclosure Statement (as may be amended or supplemented, the “Disclosure Statement”), the Company and the Subsidiary Guarantors will enter into the Applicants’ Joint Prepackaged Chapter 11 Plan of Reorganization (as may be amended or modified, the “Plan of Reorganization”), whereby in exchange for their claims pursuant to the Company’s 12.125% Senior Secured Notes due 2018 (the “Old Notes”), holders of the Old Notes will receive the Company’s 8.0% Senior Secured Notes due 2022 (the “Notes”) and related guarantees (the “Guarantees”) along with cash and other securities of the Company as set forth in the Plan of Reorganization. The Plan of Reorganization will become effective on the date on which all conditions to consummation of the Plan of Reorganization have been satisfied or waived (the “Effective Date”). Copies of the Disclosure Statement and Plan of Reorganization are filed as Exhibits T3E.1 and T3E.2, respectively, to this Application.

The Notes and Guarantees will be issued pursuant to the indenture to be qualified hereby (the “Indenture”), a copy of which will be filed as Exhibit T3C to this Application. No Notes or Guarantees will be issued before the effective date of this Application.

The solicitation of acceptances from holders of the Old Notes to the Plan of Reorganization is being made in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof, and the Applicants expect that the issuance of the Notes and the Guarantees under the Plan of Reorganization will be exempt from registration under the Securities Act by reason of the applicability of Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”).

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and equivalent state securities and “blue sky” laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization, (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property. As part of a reorganization pursuant to Chapter 11 of the Bankruptcy Code, and pursuant to Section 1145(a)(1) of the Bankruptcy Code, the Notes and Guarantees are being offered by the debtors (the Applicants) in connection with the solicitation of acceptances to the Plan of Reorganization in exchange for claims against the debtors (the Applicants) arising under the Old Notes, as no cash or property will be required to be paid by the holders of the Old Notes to participate in the exchange offer.

Section 3(a)(9) of the Securities Act provides an exemption from registration of the offer and sale of a security when an issuer issues new securities in exchange for its own outstanding securities. This exemption is available when (i) the new and outstanding securities are issued by the same issuer, (ii) the exchange offer is made only to existing security holders, (iii) no compensation is paid for the solicitation in connection with the exchange offer and (iv) no cash or property may be required to be paid by security holders to participate in the exchange offer. As the Notes, Guarantees, cash and other securities of the Company are proposed to be offered for exchange by the Company and the Subsidiary Guarantors with their existing noteholders exclusively and solely in exchange for claims arising under the Old Notes of the Company guaranteed by the Subsidiary Guarantors, the solicitation of acceptances to the Plan of Reorganization is exempt from registration under the Securities Act pursuant to the provisions of Section 3(a)(9) thereof and Rule 150 promulgated thereunder. Certain other securities of the Company may be issued pursuant to the Plan of Reorganization under the exemption from registration provided by Section 4(a)(2) of the Securities Act or Rue 506 of Regulation D promulgated thereunder.

No commission or other remuneration has been or will be paid by the Company or the Subsidiary Guarantors, directly or indirectly, for the solicitation of acceptances to the Plan of Reorganization, and no consideration has been given, or is to be given, directly or indirectly, by the Company or the Subsidiary Guarantors to any person in connection with the solicitation of acceptances to the Plan of Reorganization, except for (i) customary fees and expenses of legal advisors, (ii) customary fees and expenses paid to the trustee under the Indenture to be qualified, (iii) customary fees and expenses paid in respect of preparation, printing and mailing of related documents to a voting agent for the transaction, (iv) the payment of cash pursuant to the terms of the offer of exchange to the holders of claims arising under the Old Notes and (v) a customary financial advisor services fee and customary expenses to Jefferies LLC (the “Restructuring Advisor”) for financial advisory services rendered. The Restructuring Advisor will assist with the analysis, structuring and effecting of the Plan of Reorganization but will not solicit any holder of Old Notes or make any recommendation to any holder of Old Notes, or communicate the recommendation of the Company or its board of directors or management, in connection with the solicitation of acceptances to the Plan of Reorganization. The fee of the Restructuring Advisor consists of monthly fees and a fee payable upon the effectiveness of the Plan of Reorganization, with monthly fees paid being credited toward any fee payable upon effectiveness of the Plan of Reorganization. No holder of the Old Notes has made or will be requested to make any cash payment to the Company or any Subsidiary Guarantor in connection with the issuance of the Notes or the solicitation of acceptances to the Plan of Reorganization. Regular employees of the Company, who will not receive additional compensation, may provide information concerning the solicitation of acceptances to the Plan of Reorganization.

AFFILIATIONS

ITEM 3.	AFFILIATES.

Goodman Networks Services, LLC and Multiband Field Services, Incorporated are wholly owned subsidiaries of the Issuer. Goodman Networks Incorporated is the sole member of Goodman Networks Services, LLC and owns 100% of the outstanding common stock of Multiband Field Services, Incorporated.

There are currently no proposed changes in the ownership structure of Goodman Networks Services, LLC or Multiband Field Services, Incorporated under the Plan of Reorganization. Pursuant to the terms of the Plan of Reorganization, certain directors and executive officers of the Company and beneficial owners of more than 10% of the Company’s common stock (the “Common Stock”), or a new entity that they form, will be issued shares of Common Stock of the Company on the Effective Date (together with all other shares of Common Stock of the Company outstanding on the Effective Date, the “New Common Stock”) representing 50.1% of the New Common Stock of the Company outstanding on the Effective Date.

Certain directors and officers of the Applicants may be deemed to be affiliates thereof by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.” Certain persons may be deemed to be affiliates of the Applicants by virtue of their current or anticipated holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.” Such persons named in response to Item 4 and Item 5 may be deemed affiliates for purposes of this Application only.

MANAGEMENT AND CONTROL

ITEM 4.	DIRECTORS AND EXECUTIVE OFFICERS.

(a) The following table lists the names and offices held by all directors and executive officers of the Company as of the date of this Application. As of the Effective Date, the terms of the current members of the Company’s Board of Directors shall expire. The mailing address for each of the individuals listed in the following tables is c/o Goodman Networks Incorporated, 2801 Network Boulevard, Suite 300, Frisco, Texas 75034.

Goodman Networks Incorporated

Name	Title
John A. Goodman	Executive Chairman, Chief Executive Officer, President and Director
John Debus	Interim Chief Financial Officer
Jason A. Goodman	Chief Operating Officer and Director
Anthony J. Rao	Executive Vice President, General Counsel and Secretary
Jonathan Goodman	Director
W. Farley Dakan	Director

Pursuant to the Plan of Reorganization, the Company’s officers and overall management structure as of the Effective Date shall be determined by certain holders of Common Stock, subject to the consent of AT&T Services, Inc. (“AT&T”), and in consultation with certain holders of the Old Notes.

Pursuant to the Plan of Reorganization, as of the Effective Date, the Company’s Board of Directors shall consist of five persons and will include: (i) two directors selected by the Required Consenting Equityholders (as defined in the Plan of Reorganization), (ii) one independent director selected by the Required Consenting Equityholders from three potential directors proposed by AT&T and (iii) two independent directors selected by the Required Consenting Noteholders (as defined in the Plan of Reorganization). As of the date of this Application, such directors have not yet been selected.

The following two tables list the names and offices held by all directors and executive officers of the Subsidiary Guarantors as of the date of this Application. Each director and officer is expected to remain a director or officer of its respective entity after the Effective Date, subject to the determination of the officers and overall management structure of the Company as described above. The mailing address for each of the individuals listed in the following tables is c/o Goodman Networks Incorporated, 2801 Network Boulevard, Suite 300, Frisco, Texas 75034.

Goodman Networks Services, LLC

Name	Title
John A. Goodman	Executive Chairman, Chief Executive Officer and President
John Debus	Interim Chief Financial Officer
Jason A. Goodman	Chief Operating Officer
Anthony J. Rao	Executive Vice President, General Counsel and Secretary
Goodman Networks Incorporated	Manager

Multiband Field Services, Incorporated

Name	Title
John A. Goodman	Executive Chairman, Chief Executive Officer and President; Director
John Debus	Interim Chief Financial Officer
Jason A. Goodman	Chief Operating Officer
Anthony J. Rao	Executive Vice President, General Counsel and Secretary

ITEM 5.	PRINCIPAL OWNERS OF VOTING SECURITIES.

Goodman Networks Incorporated

The table below lists ownership information concerning each person owning 10 percent or more of the voting securities of the Company as of March 1, 2017, based on 912,754 shares of Common Stock of the Company issued and outstanding as of March 1, 2017. The complete mailing address for each beneficial owner is c/o Goodman Networks Incorporated, 2801 Network Boulevard, Suite 300, Frisco, Texas 75034.

Name	Title of Class	Amount Owned		Percentage of Voting Securities Owned
John A. Goodman	Common Stock	315,290	(1)	30.7%
Jason Goodman	Common Stock	173,650	(2)	18.2%
Ron B. Hill	Common Stock	169,399	(3)	16.6%
Jonathan Goodman	Common Stock	168,548	(2)	17.7%
Joseph Goodman	Common Stock	115,050	(2)	12.1%
James A. Goodman	Common Stock	105,346		11.5%

(1)	Includes 115,000 shares of Common Stock issuable upon the exercise of options. Pursuant to the terms of his option to purchase 55,000 of such shares, following exercise, Mr. John Goodman would have the right to vote such shares but could only dispose of such shares to the extent they have vested. Also includes 71,275 shares of Common Stock over which Mr. John Goodman has limited voting power pursuant to proxy and voting agreements.
(2)	Includes 40,000 shares issuable upon the exercise of an option. Pursuant to the terms of such option, following exercise, the option holder would have the right to vote such shares but could only dispose of such shares to the extent they have vested.
(3)	Includes 109,399 shares of Common Stock issuable upon the exercise of options. Pursuant to the terms of his options to purchase 75,000 of such shares, following exercises, Mr. Hill would have the right to vote such shares but could only dispose of such shares to the extent they have vested.

Pursuant to the terms of the Plan of Reorganization, John Goodman, Jason Goodman, Jonathan Goodman, and James Goodman, or a new entity that they form (the “MBE Group”), will acquire, on the Effective Date, shares of New Common Stock representing an aggregate of 50.1% of the New Common Stock outstanding on the Effective Date. In addition, pursuant to the Plan of Reorganization, (i) the holders of claims pursuant to the Old Notes will be issued their pro rata share of an aggregate of 42% of the New Common Stock outstanding on the Effective Date, and (ii) the holders of claims pursuant to the Common Stock will be issued their pro rata share of 7.9% of the New Common Stock outstanding on the Effective Date in exchange for their shares of Common Stock.

Goodman Networks Services, LLC

The table below lists ownership information concerning each person owning 10 percent or more of the voting securities of Goodman Networks Services, LLC, a Subsidiary Guarantor, as of March 1, 2017.

Name	Title of Class	Amount Owned	Percentage of Voting Securities Owned
Goodman Networks Incorporated	LLC Interest	100%	100%

Multiband Field Services, Incorporated

The table below lists ownership information concerning each person owning 10 percent or more of the voting securities of Multiband Field Services, Incorporated, a Subsidiary Guarantor, as of March 1, 2017, based on 1,000 shares of common stock issued and outstanding as of March 1, 2017.

Name	Title of Class	Amount Owned	Percentage of Voting Securities Owned
Goodman Networks Incorporated	Common Stock	1,000	100%

ITEM 6.	UNDERWRITERS.

(a) None.

(b) No person will act as principal underwriter of the Notes governed by the Indenture.

CAPITAL SECURITIES

ITEM 7.	CAPITALIZATION.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Company outstanding on March 1, 2017:

Company Name	Title of Class	Amount Authorized	Amount Outstanding
Goodman Networks Incorporated	Common Stock	10,000,000	912,754
Goodman Networks Incorporated	12.125% Senior Secured Notes due 2018	$325,000,000	$325,000,000
Goodman Networks Services, LLC	Membership Unit	100% Interest	100% Interest
Multiband Field Services, Incorporated	Common Stock	1,000	1,000

(b) Common Stock of the Company: Each shareholder is entitled to one vote for each outstanding share of Common Stock of the Company held by such shareholder on all matters submitted to a vote of shareholders.

Membership Unit of Goodman Networks Services, LLC: The full, exclusive and complete discretion in the management and control of the business and affairs of the Company shall be vested in one or more Managers (as defined under the Limited Liability Company Agreement), except for certain corporate actions which require consent of the Members.

Common Stock of Multiband Field Services, Incorporated: Each stockholder is entitled to one vote for each outstanding share of common stock of Multiband Field Services, Incorporated held by such stockholder on all matters submitted to a vote of stockholders.

INDENTURE SECURITIES

ITEM 8.	ANALYSIS OF INDENTURE PROVISIONS.

The Notes will be issued under the Indenture which will be filed by amendment as Exhibit T3C to this Application. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 (the “TIA”), and the description is qualified in its entirety by reference to the form of Indenture to be filed by amendment as Exhibit T3C to this Application. Holders of Notes are encouraged to read the Indenture in its entirety because many provisions that will control the rights of a holder of Notes are not described in this analysis. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture. Section references refer to sections in the Indenture unless otherwise indicated. The Applicants have not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed.

Events of Default; Remedies; Notice

Each of the following will be an “Event of Default” under the Indenture:

(1)	default in any payment of interest on any Note when due, continued for 30 days;

(2)	default in the payment of principal of or premium, if any, on any Note when due at its stated maturity, upon redemption, upon required repurchase, upon declaration or otherwise;

(3)	failure by the Company or any Subsidiary Guarantor to comply with its certain obligations under the restrictive covenants;

(4)	failure by the Company or any of its Restricted Subsidiaries for 30 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with certain restrictive covenants (to the extent not covered by clause (3) above), including covenants regarding restrictive payments, incurrence of Indebtedness and issuance of preferred stock, and existence of liens;

(5)	failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in the Indenture;

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(a)	is caused by a failure to pay principal of, premium on, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates more than a specified sum;

(7)	failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of a specified sum, which judgments are not paid, discharged or stayed, for a period of 60 days;

(8)	the occurrence of any of the following:

(a)	any Security Document for the benefit of Holders of the Notes is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect in any material respect, other than in accordance with the terms of the relevant Security Documents; provided, however, that it shall not be a default under this clause if the sole result of the failure of one or more Security Documents to be fully enforceable is that any Lien purported to be granted under such Security Document on Collateral, individually or in the aggregate having a Fair Market Value of not more than a specified threshold ceases to be an enforceable and perfected security interest, not subject to any Liens prior to the Liens other than Permitted Prior Liens; or

(b)	except as permitted by the Indenture, any Lien for the benefit of Holders of the Notes purported to be granted under any Security Document for the benefit of Holders of the Notes on Collateral, individually or in the aggregate, having a Fair Market Value in excess of a specified threshold ceases to be an enforceable and perfected first-priority Lien in any material respect, subject only to Permitted Prior Liens, and such condition continues for 60 days after written notice by the Trustee or the Collateral Agent of failure to comply with such requirement; provided that it will not be an Event of Default under this clause if such condition results from the action or inaction of the Trustee or the Collateral Agent; or

(c)	the Company or any Significant Subsidiary that is a Guarantor (or any such Guarantors that together would constitute a Significant Subsidiary), or any Person acting on behalf of any of them, denies or disaffirms, in writing, any material obligation of the Company or such Significant Subsidiary that is a Guarantor (or such Guarantors that together constitute a Significant Subsidiary) set forth in or arising under any Security Document for the benefit of Holders of the Notes;

(9)	certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary;

(10)	except as permitted by the Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee.

In the case of an Event of Default specified in clause (7) above occurs with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Upon any such declaration, the Notes shall become due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) above, the declaration of the acceleration of the Notes shall be automatically annulled if the holders of any Indebtedness described in clause (6) above have rescinded the declaration of acceleration in respect of such Indebtedness within 60 days of the date of such declaration and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction, (2) all existing Events of Default, except nonpayment of principal or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived and (3) remedies have not been taken with respect to Notes Priority Collateral securing such Indebtedness. The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of all of the Holders of all the Notes, rescind an acceleration and its consequences under the Indenture, if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal of, premium, if any, or interest on the Notes that has become due solely because of the acceleration) have been cured or waived.

If the Notes are accelerated or otherwise become due prior to the third anniversary of the original issuance date of the Notes for any reason (including the acceleration of claims by operation of law), in each case, as a result of an Event of Default, the amount of principal of, accrued and unpaid interest and premium on the Notes that becomes due and payable shall equal 100% of the principal amount of the Notes redeemed plus the Applicable Premium in effect on the date of such acceleration plus accrued and unpaid interest on the applicable Notes as of the date of acceleration, as if such acceleration were an optional redemption of the Notes pursuant to Section 3.07 of the Indenture of the Notes accelerated.

Without limiting the generality of the foregoing, in the event the Notes are accelerated or otherwise become due prior to the third anniversary of the original issuance date of the Notes, in each case, in respect of any Event of Default (including, but not limited to, upon the occurrence of an Event of Default arising under clause (7) above (including the acceleration of claims by operation of law)), the Applicable Premium with respect to an optional redemption pursuant to the terms of the indenture of the Notes will also be due and payable as though the Notes were optionally redeemed and shall constitute part of the Notes Obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each Holder’s lost profits as a result thereof. Any premium (including the Applicable Premium) payable above shall be presumed to be the liquidated damages sustained by each Holder as the result of the early redemption and the Company agrees that it is reasonable under the circumstances currently existing. The premium (including the Applicable Premium) shall also be payable in the event the Notes (and/or this Indenture) are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means. THE COMPANY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING PREMIUM (INCLUDING THE APPLICABLE PREMIUM) IN CONNECTION WITH ANY SUCH ACCELERATION. The Company expressly agrees (to the fullest extent it may lawfully do so) that: (A) the premium (including the Applicable Premium) is reasonable and is the product of an arm’s-length transaction between sophisticated business people, ably represented by counsel; (B) the premium (including the Applicable Premium) shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between Holders and the Company giving specific consideration in this transaction for such agreement to pay the premium (including the Applicable Premium); and (D) the Company shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Company expressly acknowledges that its agreement to pay the premium (including the Applicable Premium) to Holders as herein described is a material inducement to Holders to purchase the Notes.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium on, if any, or interest on, the Notes or to enforce the performance of any provision of the Notes or the Indenture. The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest on, the Notes (including in connection with an offer to purchase); provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture that the Trustee determines may be unduly prejudicial to the rights of other Holders of Notes or that may involve the Trustee in personal liability.

No Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given to the Trustee written notice that an Event of Default is continuing;

(2)	Holders of at least 25% in aggregate principal amount of the then outstanding Notes make a written request to the Trustee to pursue the remedy;

(3)	such Holder or Holders offer and, if requested, provide to the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4)	the Trustee does not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5)	during such 60-day period, Holders of a majority in aggregate principal amount of the then outstanding Notes do not give the Trustee a direction inconsistent with such request.

A Holder of a Note may not use the Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such by a Holder use prejudices the rights of, or obtains a preference or priority over, another Holder).

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to Holders of Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium on, if any, or interest on, any Note, the Trustee may withhold the notice, and shall be protected in withholding such notice, if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Notes.

Authentication and Delivery of the Notes; Application of Proceeds Thereof

One Officer from the Company shall sign the Notes, by manual or facsimile signature. If the Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Notes, the Notes shall be valid nevertheless.

A Note shall not be valid until an authorized officer of the Trustee manually authenticates the Note. The signature of the Trustee on a Note shall be conclusive evidence that such Note has been duly and validly authenticated and issued under the Indenture. A Note shall be dated the date of its authentication. At any time and from time to time after the execution and delivery of the Indenture, the Trustee shall authenticate and make available for delivery the applicable Notes referenced in the Indenture. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Authentication Orders

The Trustee may act as the authenticating agent. The Trustee may also appoint an agent (the “Authenticating Agent”) reasonably acceptable to the Company to authenticate the Notes. Any such Authenticating Agent may authenticate the Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by the Authenticating Agent. An Authenticating Agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued in exchange for the Old Notes, or if the Company seeks to consummate the Plan of Reorganization, the Notes will be issued in connection with the Plan of Reorganization.

Release and Substitution of Property Subject to the Lien of the Indenture

The Company and the Subsidiary Guarantors will be entitled to the releases of property and other assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

(1)	to enable the Company or any Subsidiary Guarantor to consummate the disposition of such property or assets to the extent not prohibited under the restrictive covenant governing sales of assets (Section 3.10 of the Indenture);

(2)	in the case of a Subsidiary Guarantor that is released from its Subsidiary Guarantee with respect to the Notes, the release of the property and assets of such Subsidiary Guarantor;

(3)	in respect of the property and assets of a Restricted Subsidiary that is a Subsidiary Guarantor, upon the designation of such Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the Indenture; in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with Article 9 of the Indenture; or

(4)	as otherwise required by the Intercreditor Agreement.

The security interests in all Collateral securing the Notes also will be released (i) upon the satisfaction and discharge of the Indenture, in accordance with Article 12 of the Indenture; (ii) upon a Legal Defeasance or Covenant Defeasance of the Notes in accordance with Article 8 of the Indenture; (iii) upon payment in full and discharge of all Notes outstanding under the Indenture and all other Notes Obligations that are outstanding, due and payable under the Indenture at the time the Notes are paid in full in cash and discharged; (iv) in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with Article 9 of the Indenture; (v) as to any Collateral (including, for the avoidance of doubt, any Capital Stock of any Guarantor and, in the case of a sale of all of the Capital Stock of a Guarantor, all of such Guarantor’s assets) that is sold, transferred or otherwise disposed of by the Company or any Guarantor to a Person that is not (either before or after such sale, transfer or disposition) the Company or a Restricted Subsidiary of the Company in a transaction or other circumstances that complies with the asset provisions of the Indenture, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that, the Collateral Agent’s Liens upon the Collateral will not be released if the sale or disposition is subject to the mergers, consolidations or asset sale provisions of the Indenture; or (vi) if and to the extent required by the Intercreditor Agreement.

Satisfaction and Discharge of the Indenture

The Indenture and the Security Documents will be discharged and will cease to be of further effect as to all Notes issued thereunder (except for surviving rights of the Trustee), when:

(1)	either:

(a)	all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b)	all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non- callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)	in respect of subclause (b) of clause (1) above, no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes issued thereunder at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Evidence of Compliance with Conditions and Covenants

The Company and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, within 90 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2011), an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture and the Security Documents, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and the Security Documents and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture or the Security Documents (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, premium on, if any, or interest on, the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto. So long as any of the Notes are outstanding, the Company will deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Upon any request or application by the Company to the Trustee to take or refrain from taking any action under the Indenture (except in connection with the original issuance of Notes on the date of the Indenture), the Company shall furnish to the Trustee an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied and an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

ITEM 9.	OTHER OBLIGORS.

The Company’s payment and performance obligations under the Notes will be unconditionally and irrevocably guaranteed by each of the following Subsidiary Guarantors: Goodman Networks Services, LLC and Multiband Field Services, Incorporated. The mailing address for each Subsidiary Guarantor is c/o Goodman Networks Incorporated, 2801 Network Boulevard, Suite 300, Frisco, Texas 75034.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(1) Pages numbered 1 to 13, consecutively.

(2) The statement of eligibility and qualification on Form T-1 of UMB Bank, National Association, as trustee, under the Indenture to be qualified.

(3) The exhibits listed on the Index to Exhibits attached hereto, which is incorporated by reference herein, in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below have duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Frisco and State of Texas, on the 3rd day of March, 2017.

GOODMAN NETWORKS INCORPORATED
GOODMAN NETWORKS SERVICES, LLC
MULTIBAND FIELD SERVICES, INCORPORATED

By:	/s/ John A. Goodman
Name:	John A. Goodman
Title:	Executive Chairman, Chief Executive Officer and President

Attest:

/s/ Anthony J. Rao
Name: Anthony J. Rao

INDEX TO EXHIBITS

Exhibit	Description
Exhibit T3A.1	Second Amended and Restated Articles of Incorporation of the Goodman Networks Incorporated (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-4 filed with the SEC on February 14, 2013, File No. 333-186684).

Exhibit T3A.2*	Certificate of Formation of Goodman Networks Services, LLC.

Exhibit T3A.3*	Certificate of Incorporation of Multiband Field Services, Incorporated, as amended.

Exhibit T3B.1	Second Amended and Restated Bylaws of the Goodman Networks Incorporated (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-1 filed with the SEC on April 11, 2014, File No. 333-186684).

Exhibit T3B.2	Amendment No. 1 to Second Amended and Restated Bylaws of the Goodman Networks Incorporated, dated as of November 11, 2016 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 14, 2016, File No. 333-186684).

Exhibit T3B.3*	Limited Liability Company Agreement of Goodman Networks Services, LLC.

Exhibit T3B.4	Bylaws of Multiband Field Services, Incorporated (incorporated by reference to Exhibit 3.12 of the Company’s Registration Statement on Form S-4 filed with the SEC on October 24, 2013, File No. 333-186684).

Exhibit T3C†	Form of Indenture governing the Notes.

Exhibit T3D	Not Applicable.

Exhibit T3E.1†	Disclosure Statement to the Joint Prepackaged Chapter 11 Plan of Reorganization of Goodman Networks Incorporated, et al.

Exhibit T3E.2†	Joint Prepackaged Chapter 11 Plan of Reorganization of Goodman Networks Incorporated, et al.

Exhibit T3E.3†	Form of Ballot.

Exhibit T3F†	Cross Reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended.

Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of UMB Bank, National Association, as Trustee, under the Indenture to be qualified.

*	Filed herewith
†	To be filed by amendment